As filed with the Securities and Exchange Commission on September 19, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

KILROY REALTY CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Maryland	95-4598246
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

12200 West Olympic Boulevard, Suite 200,

Los Angeles, California 90064,

(310) 481-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard E. Moran Jr.

Executive Vice President and Chief Financial Officer

Kilroy Realty Corporation

12200 West Olympic Boulevard, Suite 200

Los Angeles, California 90064

(310) 481-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Common Stock, par value $.01 per share	2,188,340(1) 306,808(1)	$47.57	— $14,594,856	(5) $573.58
Series B Junior Participating Preferred Stock Purchase Rights(4)	2,495,148	—	—	—

(1)	Including an indeterminate number of shares which may be issued by Kilroy Realty Corporation with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.
(2)	Based upon the average of the high and low prices of the common stock reported on the New York Stock Exchange on September 17, 2008, pursuant to Rule 457(c) of the Securities Act of 1933, as amended.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
(4)	The rights are initially carried with the common stock. The value attributable to the rights, if any, is reflected in the value of the common stock.
(5)	Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, the filing fees related to the following registration statements (the “Prior Registration Statements”) will be applied to the filing fee for this registration statement: filing fee of $53.61 related to 29,613 shares of common stock that were registered under registration statement no. 333-104320 filed on April 7, 2003; the filing fee of $2.68 related to 1,133 shares of common stock that were registered under registration statement no. 333-83112 filed on February 21, 2002; the filing fee of $6.78 related to 985 shares of common stock that were registered under registration statement no. 333-49948 filed on November 14, 2000; the filing fee of $1,147.88 related to 199,259 shares of common stock that were registered under registration statement no. 333-34638 filed on April 12, 2000; and the filing fee of $8,953.05 related to 1,957,350 shares of common stock that were registered under registration statement no. 333-72229 filed on February 12, 1999. In accordance with Rule 415(a)(6), the Prior Registration Statements will be deemed terminated upon effectiveness of this registration statement.

This registration statement relates to the possible issuance of 2,188,340 shares of common stock of Kilroy Realty Corporation to the holders of units representing common limited partnership interests in Kilroy Realty, L.P. and the possible resale of the shares of common stock by the selling stockholders named in this registration statement. This registration statement also relates to the possible resale of 306,808 shares of common stock currently held by certain of the selling stockholders.

2,495,148 Shares of Common Stock

This prospectus relates to the possible issuance of up to 2,188,340 shares of common stock of Kilroy Realty Corporation, a Maryland corporation, to the holders of common units representing limited partnership interests in Kilroy Realty L.P. identified in this prospectus, and the possible resale of shares of common stock by these holders. The holders identified in this prospectus were privately issued common limited partnership units and are entitled to tender their common units to Kilroy Realty, L.P. for cash redemption. We may elect to exchange the holders’ tendered units on a one-for-one basis for shares of our common stock. We will not receive any of the proceeds from the issuance of the common stock to the holder or from the resale of the shares by the holders. This registration statement also relates to the possible resale of 306,808 shares of common stock currently held by certain of the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “KRC.” On September 17, 2008 the last reported sales price of our common stock on the New York Stock Exchange was $46.00 per share.

Before you invest in our common stock, you should consider the risks discussed in “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2008.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or the “Company” mean Kilroy Realty Corporation, including our consolidated subsidiaries.

You should rely only on the information contained in this document or incorporated by reference. Neither we nor the selling stockholders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of the prospectus even though this prospectus is delivered or shares are sold pursuant to the prospectus at a later date. Since the date of the prospectus contained in this registration statement, our business, financial condition, results of operations and prospects may have changed.

i

RISK FACTORS

In addition to other information contained in this prospectus, you should carefully consider the risks incorporated by reference to our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q in evaluating our company, our properties and our business before investing in our common stock. These risks are not the only ones faced by us. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. Any of these risks might cause you to lose all or a part of your investment. Some statements in this prospectus and the documents incorporated by reference constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements” in this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”)). Also, documents we subsequently file with the Securities and Exchange Commission (“SEC”) and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, pro forma financial statements and other pro forma information incorporated by reference and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategies, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general economic conditions;

•	defaults on or non-renewal of leases by tenants, particularly any of our largest office tenants and our largest industrial tenants;

•	adverse economic or real estate developments in the Southern California region;

•	our ability to re-lease property at or above current market rates;

•	increased interest rates and operating costs;

•	significant competition, which may decrease the occupancy and rental rates of properties;

•	potential losses that may not be covered by insurance;

•	our ability to successfully complete acquisitions and operate acquired properties;

•	our ability to successfully complete development and redevelopment properties on schedule and within budgeted amounts;

•	fluctuations in availability and cost of construction materials and labor resulting from the effects of recent natural disasters and increased worldwide demand;

•	our ability to maintain our status as a REIT;

•	future terrorist activity in the United States or war;

•	adverse changes to, or implementations of, income tax laws, governmental regulations or legislation;

•	decreases in the population in geographic areas where our properties are located;

•	elevated utility costs and power outages in California; and

•	costs to comply with governmental regulations.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update publicly or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see “Risk Factors” in our most recent Annual Report on Form 10-K, as updated by our subsequent filings.

THE COMPANY

We are a Maryland corporation which owns, operates, develops and acquires office and industrial real estate located in Southern California. We qualify and operate as a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

As of June 30, 2008, our stabilized portfolio of operating properties was comprised of 86 office buildings (the “Office Properties”) and 43 industrial buildings (the “Industrial Properties”), which encompassed an aggregate of approximately 8.1 million and 3.9 million rentable square feet, respectively. As of June 30, 2008, the Office Properties were approximately 93.8% leased to 304 tenants, and the Industrial Properties were approximately 90.7% leased to 62 tenants. All of our properties are located in Southern California.

Our stabilized portfolio excludes development and redevelopment properties currently under construction and “lease-up” properties (collectively, the “in-process development and redevelopment properties”). We define “lease-up” properties as properties recently developed or redeveloped by us that have not yet reached 95% occupancy and are within one year following cessation of major construction activities. As of June 30, 2008, the in-process development and redevelopment properties included three buildings that were under construction and three lease-up properties, which will encompass an aggregate of approximately 611,000 rentable square feet of new office space when completed. All of the in-process development and redevelopment properties are in the San Diego region of Southern California, except for one redevelopment property, which is in El Segundo, California.

We own our interests in all of our Office Properties and Industrial Properties through Kilroy Realty, L.P., a Delaware limited partnership, or the operating partnership, and Kilroy Realty Finance Partnership, L.P., a Delaware limited partnership, or the finance partnership. We conduct substantially all of our operations through the operating partnership, in which we owned a 93.7% general partnership interest as of June 30, 2008. The remaining 6.3% common limited partnership interest in the operating partnership as of June 30, 2008, was owned by certain of our executive officers and directors, certain of their affiliates, and other outside investors. Kilroy Realty Finance, Inc., one of our wholly-owned subsidiaries, is the sole general partner of the finance partnership and owns a 1.0% general partnership interest. The operating partnership owns the remaining 99.0% limited partnership interest. We conduct substantially all of our development activities through Kilroy Services, LLC (“KSLLC”), which is a wholly-owned subsidiary of the operating partnership. Unless otherwise indicated, all references to “we,” “us,” “our” or the “Company” include the operating partnership, the finance partnership, KSLLC and all of our wholly-owned subsidiaries. With the exception of the operating partnership, all of our subsidiaries are wholly-owned.

Our common stock is listed on the New York Stock Exchange under the symbol “KRC,” our 7.80% Series E Cumulative Redeemable Preferred Stock under the symbol “KRC-PE” and our 7.50% Series F Cumulative Redeemable Preferred Stock under the symbol “KRC-PF.” Our principal executive offices are located at 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064. Our telephone number is (310) 481-8400.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to or other arrangements with the holders named in the section entitled “Selling Stockholders.” We will not receive any of the proceeds from the issuance of shares of common stock to the holder or the resale of the shares by the holder. However, we will pay registration expenses which we estimate to be approximately $162,000.

DESCRIPTION OF CAPITAL STOCK

We have summarized the material terms and provisions of our capital stock in this section. For more detail you should refer to our charter, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

General. Our charter authorizes us to issue 150,000,000 shares of common stock, par value $0.01 per share. As of September 17, 2008, we had 32,652,346 shares of common stock issued and outstanding. The 32,652,346 outstanding shares excludes the 2,188,340 shares of common stock, as of September 17, 2008, which we may issue in exchange for presently outstanding common units that may be tendered for redemption to the operating partnership.

Shares of our common stock:

•	are entitled to one vote per share on all matters presented to stockholders generally for a vote, including the election of directors, with no right to cumulative voting;

•	do not have any conversion rights;

•	do not have any exchange rights;

•	do not have any sinking fund rights;

•	do not have any redemption rights;

•	do not generally have any appraisal rights;

•	do not have any preemptive rights to subscribe for any of our securities; and

•	are subject to restrictions on ownership and transfer.

We may pay distributions on shares of our common stock, subject to the preferential rights of our Series E Preferred Stock and Series F Preferred Stock, and, when issued, our Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock, and any other series or class of capital stock that we may issue in the future with rights to dividends and other distributions senior to our common stock. However, we may only pay distributions when our board of directors authorizes a distribution out of legally available funds. We make, and intend to continue to make, quarterly distributions on outstanding shares of our common stock.

Our board of directors may:

•	reclassify any unissued shares of our common stock into other classes or series of capital stock;

•	establish the number of shares in each of these classes or series of capital stock;

•	establish any preference rights, conversion rights and other rights, including voting powers, of each of these classes or series of capital stock;

•	establish restrictions, such as limitations and restrictions on ownership, dividends or other distributions of each of these classes or series of capital stock; and

•	establish qualifications and terms or conditions of redemption for each of these classes or series of capital stock.

Material provisions of the Maryland General Corporation Law. Under the Maryland General Corporation Law, or the MGCL, our stockholders are generally not liable for our debts or obligations. If we liquidate, we will first pay all debts and other liabilities, including debts and liabilities arising out of our status as general partner of the operating partnership, and any preferential distributions on any outstanding shares of preferred stock. Each holder of our common stock then will share ratably in our remaining assets. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preference or exchange rights, subject to the ownership limits in our charter or as permitted by our board of directors pursuant to executed waiver agreements.

Under the MGCL, we generally require approval by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to vote before we can:

•	dissolve;

•	amend our charter;

•	merge;

•	sell all or substantially all of our assets;

•	engage in a share exchange; or

•	engage in similar transactions outside the ordinary course of business.

Because the term “substantially all of a company’s assets” is not defined in the MGCL, it is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Although the MGCL allows our charter to establish a lesser percentage of affirmative votes by our stockholders for approval of those actions, our charter does not include such a provision.

Rights to purchase Series B Preferred Stock. Each share of our common stock includes a right to purchase from us, once the rights become exercisable, one one-hundredth (1/100th) of a share of our Series B Preferred Stock, at a purchase price of $71.00 per share, subject to anti-dilution adjustments. Once exercisable, the rights may be exercised until we redeem them, until they are exchanged or terminated, or until they expire on October 2, 2008.

The rights will be transferred only with shares of our common stock until the earlier to occur of:

(1) ten days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of:

•	15% or more of the shares of our common stock or,

•

in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock; and

(2) ten business days, or on a later date as may be determined by our board of directors, prior to the time that any person or group of affiliated persons becomes an acquiring person, following the commencement or announcement of an intention to make a tender offer or exchange offer for shares of our common stock, the consummation of which would result in the beneficial ownership by:

•	a person or group of 15% or more of the shares of our common stock or,

•

in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock.

We refer to the earlier of these dates as the distribution date. The rights will be transferred only with shares of our common stock until the distribution date, or the earlier redemption or expiration of the rights. Our board of directors may not postpone the exercisability and transferability of the rights. As soon as practicable after the distribution date, separate right certificates will be issued to holders of record of shares of common stock as of the close of business on the distribution date. Subject to the termination of the right of redemption, the rights will become exercisable and transferable. Right certificates initially will represent the right to purchase one share of common stock for each share of our common stock currently outstanding.

If a person or group becomes an acquiring person, or if we are the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and shares of our common stock are not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, may receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of one right. The rights that are or were acquired or beneficially owned by the acquiring person will then be void.

We will adjust the number of rights associated with each share of our common stock as necessary if we distribute shares of common stock as dividends, or declare a stock split or reverse stock split in our common stock. If after a person has become an acquiring person we are acquired in a merger or other business combination transaction or more than 50% of our assets or earning power are sold, each holder of a right will receive, upon the exercise of a right at the then current purchase price, the number of shares of common stock of the acquiring company which at the time of that transaction would have a market value of two times the then current purchase price of one right.

At any time after a person becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of our then outstanding common stock, we may exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of common stock having an aggregate value equal to the difference between the value of the common stock issuable upon exercise of the rights and the purchase price payable upon the exercise.

Our board of directors may:

•	redeem the rights in whole, but not in part, at a redemption price of $.01 per right at any time prior to the time a person becomes an acquiring person;

•	in its sole discretion establish when the redemption of the rights may be made effective, on what basis and under what conditions; and

•	amend any of the provisions of the rights agreement for so long as the rights are redeemable.

Immediately upon any redemption of the rights, a stockholder’s right to exercise the rights will terminate and the holders of rights may then only receive the redemption price. After the rights are no longer redeemable, we may amend or supplement the rights agreement only in a manner that does not adversely affect the interests of the holders of the rights.

We may adjust from time to time the purchase price payable, and the number of one one-hundredths of a share of Series B Preferred Stock or other securities or property issuable, upon exercise of the rights to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock;

•

upon the grant to holders of the shares of Series B Preferred Stock of some rights or warrants to subscribe to or purchase shares of Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock; or

•

upon the distribution to holders of shares of Series B Preferred Stock of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants, other than those referred to above.

The distributions referred to above exclude:

•	regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend paid; or

•

in case regular periodic cash dividends have not been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of the dividend, or dividends payable in shares of Series B Preferred Stock which will be subject to the adjustment described above.

Until a right is exercised, the holder of the right will have no rights as a stockholder beyond those existing as a result of the ownership of shares of common stock, including, without limitation, the right to vote or to receive dividends.

Preferred Stock

Our charter authorizes us to issue 30,000,000 shares of preferred stock, par value $.01 per share. Of the 30,000,000 authorized shares of preferred stock, we have classified and designated 1,500,000 shares as Series A Preferred Stock, 400,000 shares as Series B Preferred Stock, 900,000 shares as Series D Preferred Stock, 1,610,000 shares as Series E Preferred Stock and 3,450,000 shares as Series F Preferred Stock. As of the date of this prospectus, 1,610,000 shares of our Series E Preferred Stock are issued and outstanding and 3,450,000 shares of our Series F Preferred Stock are issued and outstanding.

We may classify, designate and issue additional shares of currently authorized shares of preferred stock, in one or more classes, as authorized by our board of directors without the prior consent of our stockholders. The board of directors may afford the holders of preferred stock preferences, powers and rights—voting or otherwise—senior to the rights of holders of shares of our common stock. Our board of directors can authorize the issuance of currently authorized shares of preferred stock with terms and conditions that could have the effect of delaying or preventing a change of control transaction that might involve a premium price for holders of shares of our common stock or otherwise be in their best interest. All shares of preferred stock which are issued and are or become outstanding are or will be fully paid and nonassessable. Before we may issue any shares of preferred stock of any class, the MGCL and our charter require our board of directors to determine the following:

•	the designation;

•	the terms;

•	preferences;

•	conversion and other rights;

•	voting powers;

•	restrictions;

•	limitations as to distributions;

•	qualifications; and

•	terms or conditions of redemption.

7.45% Series A Cumulative Redeemable Preferred Stock, 9.25% Series D Cumulative Redeemable Preferred Stock, 7.80% Series E Cumulative Redeemable Preferred Stock and 7.50% Series F Cumulative Redeemable Preferred Stock

General. Of our 30,000,000 authorized shares of preferred stock, we designated 1,500,000 shares as Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), 900,000 shares as Series D Cumulative Redeemable Preferred Stock (the “Series D Preferred Stock”), 1,610,000 shares as Series E Preferred Stock (the “Series E Preferred Stock”), and 3,450,000 shares as Series F Preferred Stock (the “Series F Preferred Stock”). Shares of Series A Preferred Stock are issuable on a one-for-one basis only upon redemption or exchange of the Series A Preferred Units. The Series D Preferred Stock is issuable on a one-for-one basis only upon redemption or exchange of the Series D Preferred Units. However, the Series D Preferred Units were redeemed on December 9, 2004. Accordingly, the shares of our preferred stock currently designated as Series D Preferred Stock could only be issued if redesignated by our board of directors. All of the designated shares of Series E Preferred Stock and Series F Preferred Stock are issued and outstanding.

Dividends. Each share of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are entitled to receive dividends that are:

•

cumulative preferential dividends, in cash, from the date of issue payable in arrears on the 15th of February, May, August and November of each year, including in the case of Series A Preferred Stock, any accumulated but unpaid distributions in respect of Series A Preferred Units at the time they are exchanged for shares of Series A Preferred Stock;

•

on parity with any payments made to each other and with all other preferred stock designated as ranking on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock;

•

in preference to any payment made on any other classes or series of capital stock or our other equity securities ranking junior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock; and

•

at a rate of 7.45% per annum for shares of Series A Preferred Stock, at a rate of 9.25% per annum for shares of Series D Preferred Stock, at a rate of 7.80% per annum for shares of Series E Preferred Stock and at a rate of 7.50% per annum for shares of Series F Preferred Stock.

Ranking. The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will, with respect to dividends and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs, rank:

•

senior to our common stock, the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock;

•

on parity with each other and with all other preferred stock designated as ranking on a parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock; and

•	junior to all other preferred stock designated as ranking senior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

Redemption. At our option, we may redeem, in whole or in part, from time to time, upon not less than 30 or more than 60 days written notice:

•	shares of Series A Preferred Stock and shares of Series D Preferred Stock;

•

shares of Series E Preferred Stock on and after November 21, 2008 and shares of Series F Preferred Stock on and after December 8, 2009, and prior to each of these dates to the extent necessary to maintain our qualification as a REIT;

•

shares of Series A Preferred Stock and Series D Preferred Stock at a redemption price payable in cash equal to $50.00 per share, and shares of Series E Preferred Stock and Series F Preferred Stock at a redemption price payable in cash equal to $25.00 per share, plus any accumulated but unpaid dividends whether or not declared up to and including the date of redemption;

•	by paying the redemption price of the Series E Preferred Stock and/or Series F Preferred Stock; and

•

by paying the redemption price of the Series A Preferred Stock and Series D Preferred Stock, excluding the portion consisting of accumulated but unpaid dividends, solely out of proceeds from issuance of our capital stock.

No Maturity, Sinking Fund or Mandatory Redemption. The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock have no maturity date, and we are not required to redeem the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock at any time. Accordingly, the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption rights. None of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock is subject to any sinking fund.

Limited Voting Rights. If we do not pay dividends on any shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock for six or more quarterly periods, including any periods during which we do not make distributions in respect of Series A Preferred Units prior to their exchange into shares of Series A Preferred Stock, whether or not consecutive, the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will have the right to vote as a single class with all other shares of capital stock ranking on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock which have similar vested voting rights for the election of two additional directors to our board of directors. The directors will be elected by a plurality of the votes cast in the election for a one-year term and each such director will serve until his successor is duly elected and qualified or until the director’s right to hold the office terminates, whichever occurs earlier, subject to the director’s earlier death, disqualification, resignation or removal. The election will take place at:

•

special meetings called at the request of the holders of at least 10% of the outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, or Series F Preferred Stock, or the holders of shares of any other class or series of stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock with respect to which dividends are also accumulated and unpaid, if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders; and

•

each subsequent annual meeting (or special meeting in its place) until all dividends accumulated on the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and any such other class or series of stock on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock for all past dividend periods and the dividend for the then current dividend period, including accumulated but unpaid distributions in respect of Series A Preferred Units at the time they are exchanged for shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment of the dividends is irrevocably set aside in trust for payment in full.

When all of the dividends have been paid in full, the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will be divested of their voting rights and the term of any member of our board of directors elected by the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and holders of any other shares of stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock will terminate.

In addition, so long as any shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock are outstanding, without the consent of at least two-thirds of the holders of the series of preferred stock then outstanding, as applicable, we may not:

•

authorize or create, or increase the authorized or issued amount of, any shares of capital stock ranking senior to the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding-up of our affairs;

•

reclassify any of our authorized shares of capital stock into any shares ranking senior to the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock;

•

designate or create, or increase the authorized or issued amount of, or reclassify any of our authorized shares of capital stock into any stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares, but only to the extent the shares on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock are issued to one of our affiliates; or

•	either

•	consolidate, merge into or with, or convey, transfer or lease our assets substantially as an entirety, to any corporation or other entity; or

•	amend, alter or repeal the provisions of our charter or bylaws, whether by merger, consolidation or otherwise,

in each case that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock or the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

For purposes of the previous paragraph, the following events will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock or any of their holders:

•	any merger, consolidation or transfer of all or substantially all of our assets, so long as either:

•	we are the surviving entity and the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, remain outstanding on the same terms, or

•

the resulting, surviving or transferee entity is a corporation, business trust or other like entity organized under the laws of any state and substitutes for the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, other preferred stock having substantially the same terms and same rights as the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, including with respect to dividends, voting rights and rights upon liquidation, dissolution or winding-up; and

•

any increase in the amount of authorized preferred stock or the creation or issuance of any other class or series of preferred stock, or any increase in an amount of authorized shares of each class or series, in each case ranking either junior to or on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding-up to the extent such preferred stock is not issued to one of our affiliates.

In addition, we may increase the authorized or issued amount of the Series F Preferred Stock, whether by amendment or supplement of our charter or otherwise, without any vote of the holders of the Series F Preferred Stock, if all such additional shares:

•	remain unissued; and/or

•	are issued to an underwriter in a public offering registered with the SEC.

Each share of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall have one vote per $50.00 of stated liquidation preference. The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, as applicable.

The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will have no voting rights other than as discussed above.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, each share of Series A Preferred Stock and Series D Preferred Stock is entitled to a liquidation preference of $50.00 per share and each share of Series E Preferred Stock and Series F Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accumulated but unpaid dividends, in preference to any other class or series of our capital stock, other than those equity securities expressly designated as ranking on a parity with or senior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

Series B Junior Participating Preferred Stock

General. Of our 30,000,000 authorized preferred shares, we designated 400,000 shares as Series B Junior Participating Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock is issuable upon exercise of the rights to purchase shares of Series B Preferred Stock, as described above in the section entitled “—Common Stock—Rights to purchase Series B Preferred Stock.”

Ranking. The Series B Preferred Stock, if and when issued, will rank:

•

junior to our Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, if and when issued, and all other classes or series of preferred stock designated as ranking senior to the Series B Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up;

•	senior to all classes or series of preferred stock designated as ranking junior to the Series B Preferred Stock; and

•	on a parity with all other classes or series of stock designated as ranking on a parity with the Series B Preferred Stock.

Dividends. Each share of Series B Preferred Stock will be entitled, when, and if declared, to the greater of:

•	a minimum preferential cumulative quarterly dividend payment of $1.00 per share paid on the first day of March, June, September and December; and

•	an aggregate dividend of 100 times the dividend, if any, declared per share of common stock, other than a dividend payable in shares of common stock, since the last quarterly dividend payment date.

We will adjust the right to dividends per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of our common stock.

Accumulated and unpaid dividends shall not bear interest. Dividends paid on shares of Series B Preferred Stock which are less than the total amount of the dividends accumulated and payable on these shares shall be allocated pro rata on a share-by-share basis among all of the outstanding shares of Series B Preferred Stock.

Until dividends or distributions payable on the Series B Preferred Stock, whether or not declared, have been paid in full, we may not:

•	declare or pay dividends, or make any other distributions, including upon liquidation, dissolution or winding up, on any shares of capital stock ranking:

•	junior to the Series B Preferred Stock;

•

on parity with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and any parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all shares are then entitled;

•	redeem or purchase or otherwise acquire for consideration:

•

shares of any capital stock ranking junior, either as to dividends or upon liquidation, dissolution or winding up, to the Series B Preferred Stock, except as provided in our charter to protect our REIT status or if we acquire shares of junior stock in exchange for shares of any of our capital stock ranking junior both as to dividends and upon dissolution, liquidation or winding-up, to the Series B Preferred Stock; or

•

any shares of Series B Preferred Stock, or any shares of capital stock ranking on parity with the Series B Preferred Stock, except as provided for in our charter to protect our REIT status or in accordance with a written or published purchase offer to all holders of the shares on terms that our board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

We will not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of our capital stock unless we could purchase or otherwise acquire the shares at that time and in the manner set forth above.

Liquidation Preference. If we liquidate, dissolve or wind-up our business, the holders of shares of Series B Preferred Stock will be entitled, pro rata with any shares of preferred stock ranking on parity with the Series B Preferred Stock, to an aggregate preferential liquidation payment of 100 times the payment made per share of common stock. In no event may the liquidation payment be less than $100 per share plus any accumulated and unpaid dividends. We will adjust the liquidation preference per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Voting rights. Each holder of a share of Series B Preferred Stock is entitled to 100 votes on all matters submitted to our stockholders having general voting rights. We will adjust as necessary the votes per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Except as required by law, we do not require the consent of holders of Series B Preferred Stock for taking any corporate action, unless they are entitled to vote with holders of common stock. Generally, any holder of Series B Preferred Stock, common stock or any other shares of stock that have general voting powers will vote together as one class on all matters submitted to those stockholders having general voting rights.

Business Combinations. If we enter into any consolidation, merger, combination or other transaction, shares of our common stock may be exchanged for or changed into other stock or securities, cash and/or any other property. In that case, each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or any other property, payable in kind, as the case may be, into or for which each share of common stock is changed or exchanged. We will adjust the amount of per share consideration to be received by holders of Series B Preferred Stock upon any of these transactions if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Redemption. We may not redeem the Series B Preferred Stock at any time.

Restrictions on Ownership and Transfer of Our Capital Stock

Internal Revenue Code Requirements.

To maintain our tax status as a REIT, five or fewer “individuals,” as that term is defined in the Code, which includes certain entities, may not own, actually or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Constructive ownership provisions in the Code determine if any individual or entity constructively owns our capital stock for purposes of this requirement. In addition, 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year or during a proportionate part of a short taxable year. Also, rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying income for purposes of the gross income tests of the Code. To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Transfer Restrictions in Our Charter.

Subject to exceptions specified in our charter, no holder may own, either actually or constructively under the applicable constructive ownership provisions of the Code:

•	more than 7.0%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 7.0%, by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•

if and when issued, shares of our Series A Preferred Stock, and/or Series D Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 7.0% by value of our outstanding shares of capital stock; or

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock or Series F Preferred Stock.

In addition, because rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying rent for purposes of the gross income tests under the Code, our charter provides that no holder may own, either actually or constructively by virtue of the constructive ownership provisions of the Code, which differ from the constructive ownership provisions used for purposes of the preceding sentence:

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 9.8% by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•

if and when issued, shares of our Series A Preferred Stock and/or Series D Preferred Stock which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 9.8% by value of our outstanding shares of capital stock; or

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock or Series F Preferred Stock.

We refer to the limits described in this paragraph and the preceding paragraph, together, as the “ownership limits.”

The constructive ownership provisions set forth in the Code are complex, and may cause shares of our capital stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of shares of our capital stock in an amount that does not exceed the ownership limits, or the acquisition of an interest in an entity that actually or constructively owns our capital stock, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively shares in excess of the ownership limits and thus violate the ownership limits described above or otherwise permitted by our board of directors. In addition, if and when such shares are issued, a violation of the ownership limits relating to the Series A Preferred Stock or Series D Preferred Stock could occur as a result of a fluctuation in the relative value of any outstanding series of our preferred stock and our common stock, even absent a transfer or other change in actual or constructive ownership.

Our board of directors may waive the ownership limits with respect to a particular stockholder if it:

•	determines that the ownership will not jeopardize our status as a REIT; and

•	otherwise decides that this action would be in our best interest.

As a condition of this waiver, our board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status. Our board of directors has waived the ownership limit applicable to our common stock for John B. Kilroy, Sr. and John B. Kilroy, Jr., allowing them to own up to 19.6% of our common stock. However, the board of directors conditioned this waiver upon the receipt of undertakings and representations from Messrs. Kilroy which it believed were reasonably necessary in order to conclude that the waiver would not cause us to fail to qualify and maintain our status as a REIT. Our board of directors also waived the ownership limits with respect to the initial purchasers and certain of their affiliated entities in the offering of 3.250% Exchangeable Senior Notes Due 2012, allowing each of them and certain of their affiliated entities to beneficially own up to 9.8%, in the aggregate, of our common stock in connection with hedging the capped call transactions.

In addition to the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our capital stock if, as a result of such ownership:

•

more than 50% in value of our outstanding capital stock would be owned, either actually or constructively under the applicable constructive ownership provisions of the Code, by five or fewer individuals, as defined in the Code;

•	our capital stock would be beneficially owned by less than 100 persons, determined without reference to any constructive ownership provisions; or

•	we would fail to qualify as a REIT.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership must give us notice immediately and provide us with any other information that we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

Effect of Violation of Ownership Limits and Transfer Restrictions.

If any attempted transfer of our capital stock or any other event would result in any person violating the ownership limits described above, unless otherwise permitted by our board of directors, then the purported transfer will be void ab initio and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable ownership limit, and the transferee shall acquire no right or interest in the excess shares. In the case of any event other than a purported transfer, the person or entity holding record title to any of the excess shares shall cease to own any right or interest in the excess shares.

Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer.

The trustee must:

•	within 20 days of receiving notice from us of the transfer of shares to the trust:

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors; and

•

distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares;

•	in the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift:

•	sell the excess shares to a qualified person or entity; and

•

distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of the event or the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the excess shares; and

•

in either case above, distribute any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, to the charitable organization selected by us as beneficiary of the trust.

The trustee shall be designated by us and be unaffiliated with us and any prohibited transferee or owner. Prior to a sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void ab initio.

If shares of capital stock are transferred to any person in a manner which would cause us to be beneficially owned by fewer than 100 persons, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition, including, but not limited to:

•	authorizing us to repurchase stock;

•	refusing to give effect to the ownership or acquisition on our books; or

•	instituting proceedings to enjoin the ownership or acquisition.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in the applicable Treasury regulations. Under current Treasury regulations, the percentage is between 0.5% and 5.0%, depending on the number of record holders of our shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of our shares as our board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer Agent and Registrar for Shares of Capital Stock

BNY Mellon Shareowner Services LLC is the transfer agent and registrar for shares of our preferred stock and common stock.

DESCRIPTION OF MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF KILROY REALTY, L.P.

We have summarized the material terms and provisions of the Fifth Amended and Restated Agreement of Limited Partnership of the operating partnership, as amended, which we refer to as the partnership agreement. This summary is not complete. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which is incorporated herein by reference.

Management of the Partnership

The operating partnership is a Delaware limited partnership. We are the sole general partner of the operating partnership and conduct substantially all of our business through it.

As the sole general partner of the operating partnership, we exercise exclusive and complete discretion in its day-to-day management and control. We can cause the operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and cause changes in its line of business, capital structure and distribution policies. The operating partnership has both preferred limited partnership interests and common limited partnership interests. As of June 30, 2008, the operating partnership had issued and outstanding 1,500,000 Series A Preferred Units, no Series B Preferred Units, no Series D Preferred Units, 1,610,000 Series E Preferred Units, 3,450,000 Series F Preferred Units and 2,188,340 common limited partnership units. We refer collectively to the Series A Preferred Units, Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and the common units as the units. Limited partners may not transact business for, or participate in the management activities or decisions of, the operating partnership, except as provided in the partnership agreement and as required by applicable law.

Indemnification of our Officers and Directors

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers and directors and any other persons we may designate. Similarly, the partnership agreement limits our liability, as well as that of our officers and directors, to the operating partnership.

Transferability of Partnership Interests

Generally, we may not voluntarily withdraw from or transfer or assign our interest in the operating partnership without the consent of the holders of at least 60% of the common partnership interests including our interests. The limited partners may, without the consent of the general partner, transfer, assign, sell, encumber or otherwise dispose of their interest in the operating partnership to family members, affiliates (as defined under federal securities laws) and charitable organizations and as collateral in connection with certain lending transactions, and, with the consent of the general partner, may also transfer, assign or sell their partnership interest to accredited investors. In each case, the transferee must agree to assume the transferor’s obligations under the partnership agreements. This transfer is subject to our right of first refusal to purchase the limited partner’s units for our benefit.

In addition, without our consent, limited partners may not transfer their units:

•	to any person who lacks the legal capacity to own the units;

•	in violation of applicable law;

•	where the transfer is for only a portion of the rights represented by the units, such as the partner’s capital account or right to distributions;

•	if we believe the transfer would cause the termination of the operating partnership or would cause it to no longer be classified as a partnership for federal or state income tax purposes;

•

if the transfer would cause the operating partnership to become a party-in-interest within the meaning of ERISA or would cause its assets to constitute assets of an employee benefit plan under applicable regulations;

•	if the transfer would require registration under applicable federal securities laws;

•	if the transfer could cause the operating partnership to become a “publicly traded partnership” under applicable Treasury regulations;

•	if the transfer could cause the operating partnership to be regulated under the Investment Company Act of 1940 or the Employee Retirement Income Security Act of 1974; or

•	if the transfer would adversely affect our ability to maintain our qualification as a REIT.

We may not engage in any “termination transaction” without the approval of at least 60% of the common units in the operating partnership, including our general partner interest in the operating partnership. Examples of termination transactions include:

•	a merger;

•	a consolidation or other combination with or into another entity;

•	a sale of all or substantially all of our assets; or

•	a reclassification, recapitalization or change of our outstanding equity interests.

In connection with a termination transaction, all common limited partners must either receive, or have the right to elect to receive, for each common unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of common stock into which each common unit is then exchangeable; and

•	the greatest amount of cash, securities or other property paid to the holder of one share of common stock in consideration for one share of common stock pursuant to the termination transaction.

If, in connection with a termination transaction, a purchase, tender or exchange offer is made to holders of our common stock, and the common stockholders accept this purchase, tender or exchange offer, each holder of common units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities or other property which that holder would have received if immediately prior to the purchase, tender or exchange offer it had exercised its right to redemption, received shares of common stock in exchange for its common units, and accepted the purchase, tender or exchange offer.

We also may merge or otherwise combine our assets with another entity with the approval of at least 60% of the common units if:

•

substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by the operating partnership as the surviving partnership or another limited partnership or limited liability company is the surviving partnership of a merger, consolidation or combination of assets with the operating partnership;

•

the common limited partners own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of the operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•

the rights, preferences and privileges of the common limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the common limited partners may exchange their interests in the surviving partnership for either:

•	the consideration available to the common limited partner pursuant to the preceding paragraph; or

•

if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

The board of directors will reasonably determine relative fair market values and rights, preferences and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

We must use commercially reasonable efforts to structure transactions like those described above to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, the operating partnership must use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or other disposition of its assets.

Issuance of Additional Units Representing Partnership Interests

As sole general partner of the operating partnership, we have the ability to cause it to issue additional units representing general and limited partnership interests. These units may include units representing preferred limited partnership interests, subject to the approval rights of holders of the Series A Preferred Units with respect to the issuance of preferred units ranking senior to the Series A Preferred Units, holders of the Series E Preferred Units with respect to the issuance of preferred units ranking senior to the Series E Preferred Units and holders of Series F Preferred Units with respect to the issuance of preferred units ranking senior to the Series F Preferred Units as described under the heading “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units and 7.50% Series F Cumulative Redeemable Preferred Units.”

Capital Contributions by us to the Operating Partnership

We may borrow additional funds in excess of the funds available from borrowings or capital contributions from a financial institution or other lender or through public or private debt offerings. We may then lend these funds to the operating partnership on the same terms and conditions that applied to us. In some cases, we may instead contribute these funds as an additional capital contribution to the operating partnership and increase our interest in it and decrease the interests of the limited partners.

The Effect of Awards Granted Under Our Stock Incentive Plan

If options to purchase shares of our common stock granted in connection with our 1997 Stock Option and Incentive Plan or our 2006 Incentive Award Plan, or any successor equity incentive award plan, are exercised at any time, or restricted shares of common stock are issued under the plan, we must contribute to the operating partnership the exercise price that we receive in connection with the issuance of the shares of common stock to the exercising participant or the proceeds that we receive when we issue the shares. In exchange, we will be issued units in the operating partnership equal to the number of shares of common stock issued to the exercising participant in the plan.

Tax Matters That Affect The Operating Partnership

We have the authority under the partnership agreement to make tax elections under the Code on the operating partnership’s behalf.

Allocations of Net Income and Net Losses to Partners

The net income of the operating partnership will generally be allocated as follows:

•

first, to the extent holders of units have been allocated net losses, net income shall be allocated to such holders to offset these losses, in an order of priority which is the reverse of the priority of the allocation of these losses;

•

next, pro rata among the holders of Series A Preferred Units in an amount equal to a 7.45% per annum cumulative return on the stated value of $50.00 per Series A Preferred Unit, holders of Series E Preferred Units in an amount equal to a 7.80% per annum cumulative return on the stated value of $25.00 per Series E Preferred Unit, and holders of Series F Preferred Units in an amount equal to 7.50% per annum cumulative return on the stated value of $25.00 per Series F Preferred Unit; and

•	the remaining net income, if any, will be allocated to us and to the common limited partners in accordance with our respective percentage interests.

Net losses of the operating partnership will be allocated as follows:

•

first, to us and the common limited partners in accordance with their respective percentage interests, but only to the extent the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•

next, pro rata among the holders of the Series A Preferred Units, Series E Preferred Units and Series F Preferred Units, but only to the extent that the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•	next, to partners pro rata in proportion to their positive adjusted capital accounts, until their capital accounts are reduced to zero; and

•	the remainder, if any, will be allocated to us.

Notwithstanding the foregoing, in some cases, losses may be disproportionately allocated to partners who have guaranteed debt of the operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. In addition, to the extent we issue Series B Junior Participating Preferred Units (the “Series B Preferred Units”), the partnership agreement will be amended to provide for the allocation of income and loss which is preferred with respect to common units and subordinate to Series A Preferred Units, Series E Preferred Units and Series F Preferred Units. See the section entitled “United States Federal Income Tax Considerations—Tax Aspects of the Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies.”

Operations and Management of Kilroy Realty, L.P.

The operating partnership must be operated in a manner that will enable us to maintain our qualification as a REIT and avoid any federal income tax liability. The partnership agreement provides that we will determine from time to time, but not less frequently than quarterly, the net operating cash revenues of the operating partnership, as well as net sales and refinancing proceeds, pro rata in accordance with the partners’ respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and Series F Preferred Units. The partnership agreement further provides that the operating partnership will assume and pay when due, or reimburse us for payment of, all expenses that we incur relating to the ownership and operation of, or for the benefit of, the operating partnership and all costs and expenses relating to our operations.

Term of the Partnership Agreement

The operating partnership will continue in full force and effect until December 31, 2095, or until sooner dissolved in accordance with the terms of the partnership agreement.

7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units and 7.50% Series F Cumulative Redeemable Preferred Units

General. The operating partnership has designated classes of preferred limited partnership units as the 7.45% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), the 7.80% Series E Cumulative Redeemable Preferred Units (the “Series E Preferred Units”) and the 7.50% Series F Cumulative Redeemable Preferred Units (the “Series F Preferred Units”), representing preferred limited partnership interests. As of the date of this prospectus, 1,500,000 Series A Preferred Units, 1,610,000 Series E Preferred Units and 3,450,000 Series F Preferred Units are issued and outstanding.

Distributions. Each Series A Preferred Unit, Series E Preferred Unit and Series F Preferred Unit is entitled to receive cumulative preferential distributions payable on or before the 15th day of February, May, August and November of each year. Series A Preferred Units will be entitled to distributions at a rate of 7.45% per annum, Series E Preferred Units will be entitled to distributions at a rate of 7.80% per annum and Series F Preferred Units will be entitled to distributions at a rate of 7.50% per annum. The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of the operating partnership, other than any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units.

Ranking. The Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units rank:

•

senior to the operating partnership’s common units, the Series B Preferred Units when issued, and to all classes or series of preferred partnership units designated as ranking junior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution or winding-up;

•

on parity with each other and with all other classes or series of preferred partnership units designated as ranking on a parity with the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution or winding-up; and

•	junior to all other classes or series of preferred partnership units designated as ranking senior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units.

Limited Approval Rights. For as long as any Series A Preferred Units remain outstanding, the operating partnership will not, without the affirmative vote of the holders of at least two-thirds of the units of such class, as applicable:

•

authorize, create or increase the authorized or issued amount of any class or series of partnership interests ranking senior to the Series A Preferred Units, or reclassify any partnership interests of the operating partnership into any class or series of partnership interest ranking senior to the Series A Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any class or series of partnership interests ranking senior to the Series A Preferred Units;

•

authorize or create, or increase the authorized or issued amount of any preferred partnership units on parity with the Series A Preferred Units, or reclassify any partnership interest into any preferred partnership units on parity with the Series A Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any preferred partnership units on parity with the Series A Preferred Units, but only to the extent that these preferred partnership units on parity with the Series A Preferred Units are issued to an affiliate of the operating partnership, other than to us to the extent the issuance of these interests was to allow us to issue corresponding preferred stock to persons who are not affiliates of the operating partnership; or

•

either consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity or amend, alter or repeal the provisions of the partnership agreement, whether by merger, consolidation or otherwise, in each case in a manner that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units or the holders of the Series A Preferred Units.

Redemption. We may redeem the Series A Preferred Units on or after September 30, 2009, the Series E Preferred Units on or after November 21, 2008 and the Series F Preferred Units on or after December 8, 2009. The Series A Preferred Units will be payable solely out of the sale proceeds from the issuance of our capital stock or out of the sale of limited partner interests in the operating partnership, at a redemption price, payable in cash, equal to the capital account balance of the holder of the Series A Preferred Units; provided, however, that no redemption will be permitted if the redemption price does not equal or exceed the original capital contribution of such holder plus accumulated and unpaid distributions to the date of redemption. If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional units). We may not redeem fewer than all of the outstanding Series A Preferred Units unless all accumulated and unpaid distributions have been paid on all Series A Preferred Units for all quarterly distribution periods terminating on or prior to the date of redemption. The Series E Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series E Preferred Unit, if any. The Series F Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series F Preferred Unit, if any.

Exchange. The Series A Preferred Units may be exchanged on and after September 30, 2015, in whole but not in part, into shares of our Series A Preferred Stock, at the option of 51% of the holders of all outstanding Series A Preferred Units. In addition, the Series A Preferred Units may be exchanged, in whole but not in part, into shares of Series A Preferred Stock at any time at the option of 51% of the holders if:

•	distributions on the Series A Preferred Units have not been timely made for six prior quarterly distribution periods, whether or not consecutive; or

•	the operating partnership or a subsidiary of the operating partnership is or is likely to become a “publicly traded partnership.”

In addition, the Series A Preferred Units may be exchanged prior to September 30, 2015, in whole but not in part, at the option of the holders of 51% of the Series A Preferred Units if the Series A Preferred Units would not be considered “stock and securities” for federal income tax purposes.

The Series A Preferred Units also are exchangeable, in whole but not in part, if the operating partnership believes, or the initial holder believes, based upon the opinion of counsel, that the character of the operating partnership’s assets and income would not allow it to qualify as a REIT. We may, in lieu of exchanging the Series A Preferred Units for shares of Series A Preferred Stock, elect to redeem all or a portion of the Series A Preferred Units for cash in an amount equal to the original capital contribution per Series A Preferred Unit and all accrued and unpaid distributions thereon to the date of redemption. If we elect to redeem fewer than all of the outstanding Series A Preferred Units, the number of Series A Preferred Units held by each holder to be redeemed shall equal such holder’s pro rata share of the aggregate number of Series A Preferred Units being redeemed. The right of the holders of Series A Preferred Units to exchange their units for shares of Series A Preferred Stock will be subject to the ownership limitations in our charter in order for us to maintain our qualification as a REIT for federal income tax purposes.

Liquidation Preference. The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series A Preferred Unit, Series E Preferred Unit and Series F Preferred Unit with a liquidation preference to each holder equal to $50.00, $25.00 and $25.00 per share, respectively, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest.

Series B Junior Participating Preferred Units

General. Under the terms of the partnership agreement, if we issue any shares of Series B Preferred Stock, we must contribute the proceeds to the operating partnership. In exchange for the contribution of these proceeds, the operating partnership will issue to us Series B Preferred Units equal to the number of shares of Series B Preferred Stock that we issued. As of the date of this prospectus, no Series B Preferred Units have been issued. In the event that shares of Series B Preferred Stock are issued, the general partner will amend the partnership agreement to provide for Series B Preferred Units which will contain the following terms and conditions:

Distributions. Each Series B Preferred Unit, if and when issued, will be entitled to receive preferential cumulative distributions payable on or before the first day of March, June, September and December, of each year at a rate in an amount per unit equal to the greater of:

•	$1.00; and

•	an aggregate distribution of 100 times the distribution, if any, declared per unit on the common units since the last quarterly distribution payment date.

The preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of the operating partnership, other than the Series A Preferred Units, the Series E Preferred Units, the Series F Preferred Units and any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series B Preferred Units.

Ranking. The Series B Preferred Units, if and when issued, will rank:

•	senior to the operating partnership’s common units and all classes or series of preferred partnership units designated as ranking junior to the Series B Preferred Units;

•

on parity with all classes or series of preferred partnership units designated as ranking on a parity with the Series B Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up; and

•

junior to the Series A Preferred Units, the Series E Preferred Units, the Series F Preferred Units and all other classes or series of preferred partnership units designated as ranking senior to the Series B Preferred Units.

Approval Rights. The Series B Preferred Units, if and when issued, will have no approval rights.

Redemption and Exchange. The operating partnership will not be able to redeem the Series B Preferred Units at any time and the Series B Preferred Units will not be exchangeable into any of our securities or any other security of the operating partnership.

Liquidation Preference. The distribution and income allocation provisions of the partnership agreement will have the effect of providing each Series B Preferred Unit with a liquidation preference to us equal to the capital contributions, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest ranking junior to the Series B Preferred Units.

Common Limited Partnership Units

General. The partnership agreement provides that, subject to the distribution preferences of the Series A, Series B, Series E and Series F Preferred Units, common units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. As of June 30, 2008, 2,188,340 common limited partnership units were issued and outstanding.

Redemption/Exchange Rights. Common limited partners have the right to require the operating partnership to redeem part or all of their common units for cash based upon the fair market value of an equivalent number of shares of common stock at the time of the redemption. Alternatively, we may elect to acquire those units tendered for redemption in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of some rights, some extraordinary distributions and similar events. However, even if we elect not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require that we issue common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors, as applicable. We presently anticipate that we will elect to issue shares of common stock in exchange for common units in connection with each redemption request, rather than having the operating partnership redeem the common units for cash. With each redemption or exchange, we increase our percentage ownership interest in the operating partnership. Common limited partners may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of common stock being issued, any person’s actual or constructive stock ownership would exceed the ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors.

Common Limited Partner Approval Rights. The partnership agreement provides that if the common limited partners own at least 5% of the outstanding common units, including those common units held by us, we will not, on behalf of the operating partnership and without the prior consent of the holders of more than 50% of the common units representing limited partner interests and excluding common units held by us, dissolve the operating partnership, unless the dissolution or sale is incident to a merger or a sale of substantially all of our assets.

EXCHANGE OF COMMON UNITS FOR COMMON STOCK

Terms of the exchange

The holders of common units of Kilroy Realty, L.P. who hold common units which may be currently redeemed for shares of our common stock issued under this prospectus may require Kilroy Realty, L.P. to redeem up to 2,188,340 of their common units, issued to such selling stockholders for cash by delivering to us, as general partner of Kilroy Realty, L.P., a notice of redemption. Upon receipt of the notice of redemption, we may, in our sole and absolute discretion, subject to the limitations on ownership and transfer of common stock set forth in our charter, elect to exchange those common units for shares of common stock on a one-for-one basis, subject to adjustment as described in the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Common limited partnership units—Redemption/Exchange Rights.” However, even if we elect not to acquire tendered units in exchange for shares of common stock, as holders of common units that is a corporation, the selling stockholders may require us to issue shares of common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors.

Once we receive a notice of redemption from a common limited partner, we will determine whether to redeem the tendering partner’s common units for cash or exchange the tendering partner’s common units for shares of common stock. We will promptly notify the tendering partner if we decide to exchange the tendering partner’s common units for shares of common stock. Any shares of common stock that we issue will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction other than those provided in:

•	our charter,

•	our bylaws,

•	the Securities Act,

•	relevant state securities or blue sky laws, and

•	any applicable registration rights agreement with respect to the shares entered into by the tendering partner.

Each tendering partner will continue to own all common units subject to any redemption or exchange, and be treated as a limited partner with respect to the common units for all purposes, until the limited partner transfers the common units to us, is paid for them or receives shares of common stock in exchange for them. Until that time, the limited partner will have no rights as one of our stockholders with respect to the shares issued under this prospectus.

Conditions to the exchange

We will issue shares of common stock in exchange for the common units to a tendering partner if each of the following conditions is satisfied or waived:

•	the exchange would not cause the tendering partner or any other person to violate the ownership limits;

•	the redemption is for more than 500 common units, or if the tendering partner holds less than 500 common units, the redemption is for all of the common units held by the tendering partner;

•

the redemption is effected during the period before the record date that we established for a distribution from Kilroy Realty, L.P. to its partners and after the record date that we established for a distribution to our common stockholders; and

•

the consummation of any redemption or exchange will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Comparison of the rights, privileges and preferences of ownership of common units and common stock

Generally, the nature of an investment in our common stock is similar in several respects to an investment in common units of Kilroy Realty, L.P. Holders of common stock and holders of common units generally receive the same distributions. Common stockholders and holders of common units generally share in the risks and rewards of ownership in our business conducted through Kilroy Realty, L.P. However, there are differences between ownership of units and ownership of common stock, some of which may be material to investors.

The information below highlights a number of the significant differences between Kilroy Realty, L.P. and us relating to, among other things, form of organization, management control, voting rights, liquidity and federal income tax considerations. These comparisons are intended to assist limited partners in understanding how their investment changes if they exchange their common units for shares of our common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of common units should carefully review the rest of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.

KILROY REALTY, L.P.	KILROY REALTY CORPORATION
Form of Organization and Assets Owned

Kilroy Realty, L.P. is organized as a Delaware limited partnership. Kilroy Realty, L.P. directly owns substantially all of the real property which comprises our real estate operations. Substantially all of our business is conducted through Kilroy Realty, L.P. Kilroy Realty, L.P.’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act, provided that it must conduct its business in a manner that allows us to maintain our qualification as a REIT, unless we cease to qualify as a REIT for reasons other than the conduct of the business of Kilroy Realty, L.P.	We are a Maryland corporation. We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ending December 31, 1997. We intend to maintain our qualification as a REIT. Our only substantial asset is our interest in Kilroy Realty, L.P., which gives us an indirect investment in its properties. Under our charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law.

Additional Equity

Kilroy Realty, L.P. has sole discretion to authorize and issue common units and other partnership interests of different series or classes that may be senior to the common units, as determined by us as its general partner. Kilroy Realty, L.P. may issue units to us, as long as the units are issued in connection with a comparable issuance of shares of our capital stock, and we contribute to Kilroy Realty, L.P. the proceeds from the issuance of these shares of capital stock. Limited partners do not have a preemptive right to additional units.	Our board of directors may issue, in its discretion, additional shares of common stock or additional shares of preferred stock without exceeding the authorized number of shares of capital stock stated in our charter. As long as Kilroy Realty, L.P. is in existence, we are required to contribute to Kilroy Realty, L.P., in exchange for units in Kilroy Realty, L.P., the proceeds of all equity capital raised by us.

KILROY REALTY, L.P.	KILROY REALTY CORPORATION
Management Control

As general partner, we exclusively manage the day-to-day business and affairs of Kilroy Realty, L.P. Limited partners may not participate in or exercise control or management power over the business and affairs except as provided below under “—Voting and Consent Rights.” Limited Partners may not remove the general partner, with or without cause. However, we may not, without the consent of partners holding 60% of the common units, including the common units we hold in our capacity as general partner:

•     amend the partnership agreement, other than to admit limited partners and for permitted non-material amendments,

•     take some actions with respect to bankruptcy or insolvency of Kilroy Realty, L.P.

In addition, we may not transfer our general partnership interest or admit another general partner without the approval of common limited partners representing a majority of the common limited partnership interests, except in the case of “termination transactions” described in the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Transferability of partnership interests” which requires the approval of the holders of 60% of the common units, including the common units we hold in our capacity as general partner.

Further, we may not, without the consent of each common limited partner that would be adversely affected:

•     convert a limited partnership interest into a general partnership interest,

•     alter the rights of a partner to receive distributions, except as permitted in the partnership agreement,

•     alter or modify the rights of redemption provided in the partnership agreement, or

•     modify the limited liability of a limited partner.

•     Our board of directors has exclusive control over our business affairs subject only to the restrictions in our charter and bylaws and applicable law.

•     At each annual meeting of stockholders, our stockholders elect directors for staggered three-year terms.

•     The board of directors may alter or eliminate its ordinary business policies without a vote of the stockholders.

•     Stockholders have no control over our ordinary business policies, except for their vote to elect the directors.

•     The approval by our board of directors and holders of two-thirds of the shares of our capital stock outstanding and entitled to vote is required to change our policy of maintaining our REIT status.

•     Our charter may be amended with the approval of two-thirds of the shares of capital stock entitled to vote.

•     Our bylaws generally may be amended by the vote of a majority of our board of directors or a majority of the votes entitled to be cast by the holders of our common stock, except that some provisions may be amended only by the vote of a majority of the votes entitled to be cast by the holders of our common stock.

KILROY REALTY, L.P.	KILROY REALTY CORPORATION
Duties of Directors

•     Kilroy Realty, L.P. is a Delaware limited partnership. Under Delaware law, we are accountable to Kilroy Realty, L.P. as a fiduciary. Consequently, we are required to exercise good faith and integrity in all of our dealings with respect to Kilroy Realty, L.P.’s affairs. However, under the partnership agreement, we are not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by partners as a result of errors of judgment or mistakes of fact or law or any act or omission, provided that we acted in good faith.

•     We are a Maryland corporation. Under Maryland law, our board of directors must perform its duties in good faith, in a manner that it reasonably believes to be in our best interests and with the care of an ordinarily prudent person in a like position. Directors who act in this manner generally will not be liable to us for monetary damages arising from their activities.

Antitakeover Provisions

As general partner, we have exclusive management powers over the day-to-day business and affairs of Kilroy Realty, L.P. Limited partners may not remove us as the general partner, with or without cause. A limited partner generally can transfer its limited partnership interests, subject to our right of first refusal. We may not engage in any “termination transaction” without the approval of at least 60% of the common units, including the common units we hold in our capacity as general partner. Examples of termination transactions include:

•     a merger;

•     a consolidation or other combination with or into another entity;

•     a sale of all or substantially all of our assets; and

•     a reclassification, recapitalization or change of our outstanding equity interests.

Our charter and bylaws have a number of provisions that may delay or discourage any unsolicited proposal to acquire us or remove our board of directors. These provisions include:

•     our staggered board of directors;

•     authorized stock that our board of directors may issue in its discretion as preferred stock with voting and other rights superior to our common stock;

•     a requirement that members of our board of directors may be removed only for cause and only by the affirmative vote of two-thirds of the aggregate number of votes then entitled to be cast by stockholders in the election of directors;

•     limitations on the ownership of our capital stock in order for us to maintain our status as a REIT;

•     our stockholders’ rights plan which would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve;

•     a requirement that nominations of persons for election to our board of directors and proposals of other business to be considered by our stockholders at the annual meeting may be made only:

•     pursuant to our notice of the meeting;

•     by or at the direction of our board of directors; or

•     by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

KILROY REALTY, L.P.	KILROY REALTY CORPORATION
Voting and Consent Rights

Under the partnership agreement, the common limited partners have voting rights only as to the dissolution of Kilroy Realty, L.P., a merger or the sale of all or substantially all of its assets and amendments of the partnership agreement, as described more fully below. Otherwise, all decisions relating to the day-to-day operation and management of Kilroy Realty, L.P. are made by us in our capacity as general partner. As of June 30, 2008, we owned an approximate 93.7% interest in Kilroy Realty, L.P. As units are redeemed or exchanged by limited partners, our percentage ownership will increase. If additional units are issued to third parties, our percentage ownership will decrease.	We are managed and controlled by our board of directors. Stockholders elect the directors to staggered three-year terms at our annual meetings. Maryland law requires that some major corporate transactions, including most amendments to the charter, may not be consummated without the approval of stockholders as set forth below. All holders of common stock have one vote per share. Our charter permits our board of directors to classify and issue preferred stock in one or more classes having voting power which may differ from that of the common stock. See the section entitled “Description of Capital Stock.”

The following is a comparison of the voting rights of the common limited partners of Kilroy Realty, L.P. and our common stockholders as they relate to some major events or transactions:

A.    Amendment of the Partnership Agreement or our Charter and Bylaws

The partnership agreement may be amended through a proposal by the general partner or common limited partners holding 25% or more of the then outstanding common units. The partnership agreement may be amended in the following manner:

•     generally, if approved by partners holding 60% of the common units;

•     to cause the transfer of our general partner interest to any person other than Kilroy Realty, L.P. if approved by limited partners holding a majority of the common limited partnership interests;

•     with our approval and the approval of each limited partner that would be adversely affected, for amendments to:

•     convert a limited partnership interest into a general partnership interest,

•     modify the limited liability of a limited partner,

•     alter the rights of a partner to receive distributions, except as permitted in the partnership agreement, or

•     alter or modify the rights of redemption provided in the partnership agreement, and

•     with only our approval as general partner for amendments affecting ministerial matters and for the admission of limited partners pursuant to the partnership agreement.

The approval of a majority vote of our board of directors and the approval of the holders of at least two-thirds of the shares entitled to vote at a meeting of our stockholders is required to amend our charter. Our bylaws generally may be amended either by a majority of the members of our board of directors or by the holders of a majority of the shares of common stock entitled to vote.

However, the following bylaw provisions may be amended only by the approval of a majority of the shares of common stock entitled to vote:

•     provisions opting out of the control share acquisition statute;

•     provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

•     provisions governing amendment of our bylaws.

In addition, the holders of a majority of the outstanding shares of our common stock must approve an election to be subject to the “business combinations” statute, as discussed in the section entitled “Material Provisions of Maryland Law and of our Charter and Bylaws—We are not subject to the Maryland business combination statute.”

B.    Dissolution of Kilroy Realty, L.P. or Kilroy Realty Corporation

As long as common limited partners represent at least 5% of the outstanding partnership interests in the partnership, we may not dissolve or enter into any transaction that would result in the dissolution of Kilroy Realty, L.P. without the prior consent of the holders of a majority of the outstanding common limited partnership units.

Subject to the preceding paragraph, we may not withdraw as general partner, or transfer or assign our general partner interest in connection with a merger, consolidation or sale of substantially all of our assets without the approval of 60% of the partners holding common units, including the common units we hold in our capacity as general partner.

Under applicable Maryland law, a decision causing us to dissolve requires:

•     approval by a majority of our entire board of directors; and

•     approval by at least two-thirds of the total number of shares of capital stock outstanding and entitled to vote.

C.    Vote Required to Merge, Consolidate or Sell Assets

As long as common limited partners represent at least 5% of the outstanding partnership interests in the partnership, we cannot enter into any merger or consolidation transaction which results in the dissolution of Kilroy Realty, L.P., except in connection with a transaction described in the following paragraph.

We may with enter into a merger, consolidation or sale of substantially all of our assets with the approval of 60% of the partners holding common units, including the common units we hold in our capacity as general partner.

Under Maryland law, the sale of all or substantially all our assets or our merger or consolidation generally requires the approval of:

•	a majority of the members of our board of directors; and

•	the holders of two-thirds of the shares entitled to vote on the matter.

Our stockholders are not required to approve all mergers or the sale of less than all or substantially all of our assets.

Compensation, Fees and Distributions

We do not receive any compensation for our services as general partner. As a partner, however, we have a right to allocations and distributions similar to other partners. In addition, Kilroy Realty, L.P. will reimburse us for all expenses incurred relating to our ongoing operations and any issuance of additional partnership interests.	Our non-employee directors and officers receive compensation for their services.

Liability of Investors

Under the partnership agreement and applicable Delaware law, the liability of the limited partners for debts and obligations is generally limited to the amount of their current investment in Kilroy Realty, L.P., measured as an amount equal to their respective capital account balance.

Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Liquidity

Limited partners may generally transfer their units to accredited investors without restriction, provided that we have a right of first refusal for any proposed transfer. Transfer of partnership interests must also satisfy certain other requirements described in the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.” contained in this prospectus.

A stockholder is entitled to freely transfer the shares of common stock received in exchange for units,

subject to prospectus delivery and other requirements for registered securities and subject to the restrictions on ownership and transfer of shares of our stock contained in our charter. Our common stock is listed on the New York Stock Exchange. The success of the secondary market for shares of our common stock depends, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in us and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law is not complete and is qualified by reference to Maryland law and our charter and bylaws, which are incorporated by reference to our SEC filings.

The Board of Directors

Our charter provides that the number of our directors shall be established by our bylaws, but cannot be less than the minimum number required by the MGCL, which is one. Our bylaws allow our board of directors to fix or change the number to not fewer than three and not more than 13 members. The number of directors is currently fixed at eight. A majority of our remaining board of directors may fill any vacancy, other than a vacancy caused by removal. A majority of our board of directors may fill a vacancy resulting from an increase in the number of directors. The stockholders entitled to vote for the election of directors at an annual or special meeting of our stockholders may fill a vacancy resulting from the removal of a director.

Our charter and bylaws provide that a majority of the board of directors must be “independent directors.” An “independent director” is a director who is not:

•	an employee, officer or affiliate of us or one of our subsidiaries or divisions;

•	a relative of a principal executive officer; or

•	an individual member of an organization acting as advisor, consultant or legal counsel, who receives compensation on a continuing basis from us in addition to director’s fees.

Classified Board of Directors. Our charter divides our board of directors into three classes. Each class of director serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies.

The classified board of directors makes removing incumbent directors more time consuming and difficult and may discourage a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of our common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of Directors. Our charter provides that our stockholders may remove a director only for “cause” and only by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors. The MGCL does not define the term “cause.” As a result, removal for “cause” is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation.

We are not Subject to the Maryland Business Combination Act

We have elected not to be subject to the “business combination” provisions of the MGCL (sections 3-601 through 3-605) and we cannot rescind such election and become subject to these business combination provisions without the approval of holders of a majority of our shares entitled to vote.

In the event that we decide to be subject to the business combinations provision, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are generally prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A business combination includes a merger, consolidation or share exchange. A business combination may also include an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined in the MGCL as:

•	any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s shares; or

•

an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the business combinations provisions of the MGCL if the board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder.

At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

As a result of our decision not to be subject to the business combinations statute, an interested stockholder would be able to effect a “business combination” without complying with the requirements discussed above, which may make it easier for stockholders who become interested stockholders to consummate a business combination involving us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of capital stock from our stockholders at a premium.

We are not Subject to the Maryland Control Share Acquisition Act

We have elected in our bylaws not to be subject to the “control share acquisition” provisions of the MGCL (sections 3-701 through 3-710). If we want to be subject to these provisions, our bylaws would need to be amended. Such amendments would require the approval of the holders of a majority of our shares entitled to vote.

Maryland law provides that “control shares” of a company acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to vote, excluding shares owned by the acquiror or by officers or directors who are employees of the company. “Control shares” are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

“Control shares” do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, “control share acquisition” means the acquisition of control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by its charter or bylaws. Because we are not subject to these provisions, stockholders who acquire a substantial block of common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for any of these control share stockholders to effect a business combination with us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

Unsolicited Takeovers

Under certain provisions of the MGCL relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers which, among other things, would automatically classify our board of directors into three classes with staggered terms of three years each and vest in our board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board of directors, even if the remaining directors do not constitute a quorum. These statutory provisions also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

An election to be subject to any or all of the foregoing statutory provisions may be made in our charter or bylaws, or by resolution of our board of directors. Any such statutory provision to which we elect to be subject will apply even if other provisions of Maryland law or our charter or bylaws provide to the contrary.

Our charter currently classifies the members of our board of directors into three classes with staggered terms of three years each. However, if we made an election to be subject to the statutory provisions described above, our board of directors would have the exclusive right to determine the number of directors and the exclusive right to fill vacancies on the board of directors. Moreover, any director elected to fill a vacancy would hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

We have not elected to become subject to the foregoing statutory provisions relating to unsolicited takeovers. However, we could by resolutions adopted by our board of directors and without stockholder approval, elect to become subject to some or all of these statutory provisions.

Amendment of Our Charter and Bylaws

Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares entitled to vote on the amendment. Our bylaws generally may be amended by the affirmative vote of a majority of the board of directors or of a majority of our shares entitled to vote. However, the following bylaw provisions may be amended only by the approval of a majority of our shares of capital stock entitled to vote:

•	provisions opting out of the control share acquisition statute;

•

provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

•	provisions governing amendment of our bylaws.

Meetings of Stockholders

Our bylaws provide for annual meetings of our stockholders to elect one class of directors to our board of directors and to transact other business properly brought before the meeting. In addition, a special meeting of stockholders may be called by:

•	the president;

•	the board of directors;

•	the chairman of the board;

•	holders of 50% or more of our outstanding common stock entitled to vote by making a written request;

•

holders of 10% of our Series A Preferred Stock for the stockholders of Series A Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series A Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series A Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•

holders of 10% of our Series D Preferred Stock for the stockholders of Series D Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series D Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series D Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•

holders of 10% of our Series E Preferred Stock for the stockholders of Series E Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series E Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series E Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive; and

•

holders of 10% of our Series F Preferred Stock for the stockholders of Series F Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series F Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series F Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive.

The MGCL provides that our stockholders also may act by unanimous written consent without a meeting with respect to any action that they are required or permitted to take at a meeting. To do so, each stockholder entitled to vote on the matter must sign the consent setting forth the action.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

The advance notice provisions of our bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which holders of our common stock believe is in their best interests.

Dissolution of our Company

Under the MGCL, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submits a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved, by the vote of the holders of two-thirds of the shares of our capital stock entitled to vote on the dissolution.

Indemnification and Limitation of Liability of Directors and Officers

Our charter and bylaws, and the partnership agreement, provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

The MGCL permits us to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may indemnify our directors or officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by us or in our right and the director or officer has been found to be liable to us. In addition, we may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were found to be liable on the basis that personal benefit was received. The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, the MGCL provides that, unless limited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our charter contains no such limitation.

As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders for money damages is not limited if:

•	it is proved that the director or officer actually received an improper benefit or profit in money, property or services; or

•

a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

This provision does not limit our ability or our stockholders’ ability to obtain other relief, such as an injunction or rescission.

The partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the same extent our officers and directors are indemnified in our charter. The partnership agreement limits our liability and the liability of our officers and directors to the operating partnership and its partners to the same extent that our charter limits the liability of our officers and directors to us and our stockholders. See the discussion in this prospectus under the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Indemnification of our Officers and Directors.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We have entered into indemnification arrangements with certain of our executive officers and pursuant to indemnification agreements with our directors. The indemnification agreements provide that:

•

we must indemnify our executive officers and directors to the fullest extent permitted by applicable law and advance to our executive officers and directors all expenses related to the defense of indemnifiable claims against them, subject to reimbursement if it is subsequently determined that indemnification is not permitted;

•	we must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements; and

•	we may cover executive officers and directors under our directors’ and officers’ liability insurance.

Our indemnification agreements with our officers and directors offer substantially the same scope of coverage afforded by applicable law. In addition, as contracts, these indemnification agreements provide greater assurance to our directors and executive officers that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

Anti-takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

If the resolution of our board of directors exempting us from the business combination provisions of the MGCL and the applicable provision in our bylaws exempting us from the control share acquisition provisions of the MGCL are rescinded or revoked (which in each case would require stockholder approval) or we elect to be subject to the unsolicited takeover provisions of the MGCL, the business combination, control share acquisition and unsolicited takeover provisions of the MGCL, our classified board of directors, the provisions of our charter on removal of directors, the advance notice provisions of our bylaws and certain other provisions of our charter and bylaws and Maryland law could delay, defer or prevent a change in control of us or other transactions that might involve a premium price for holders of our capital stock or otherwise be in their best interest.

SELLING STOCKHOLDERS

The “selling stockholders” are the persons who may receive shares of our common stock registered pursuant to this registration statement. The following table provides the name of the selling stockholders, the maximum number of shares of common stock issuable to the selling stockholders in the exchange, the aggregate number of shares of common stock that will be owned by the selling stockholders after the exchange and the aggregate number of shares of common stock that may be resold pursuant to this prospectus. The number of shares on the following table represents the number of shares of common stock into which common units held by the selling stockholders are exchangeable. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus relates.

The selling stockholders named below may from time to time offer the shares of common stock offered by this prospectus:

Name	Common Shares Owned Prior to the Exchange	Maximum Number of Common Shares Issuable in the Exchange and Available for Resale	Common Shares Owned Following the Exchange(1)		Number of Common Shares to be Resold	Common shares Owned after Resale(2)
			Shares	Percent		Shares	Percent
John B. Kilroy, Jr.	303,050	874,937	1,177,987	3.5%	1,177,987	—	—
John B. Kilroy, Sr.	3,758	247,602	251,360	*	251,360	—	—
Patrice Bouzaid	—	35,695	35,695	*	35,695	—	—
Susan Hahn	—	35,696	35,696	*	35,696	—	—
Anne McCahon	—	35,696	35,696	*	35,696	—	—
Dana Pantuso	—	35,696	35,696	*	35,696	—	—
Kilroy Technologies Co., LLC	—	4,348	4,348	*	4,348	—	—
James Reynolds	—	45,403	45,403	*	45,403	—	—
Jay Shidler	—	45,403	45,403	*	45,403	—	—
Lawrence Taff	—	8,255	8,255	*	8,255	—	—
Martin Clevenger	—	6,703	6,703	*	6,703	—	—
Kilroy Airport Imperial Co. (3)	—	1,133	1,133	*	1,133	—	—
Operation Walk	—	750	750	*	750	—	—
T. Patrick Smith 2001 Trust	—	42,864	42,864	*	42,864	—	—
Black Family Holdings, LLC	—	434,611	434,611	1.3%	434,611	—	—
Kilroy Industries	—	302,950	302,950	*	302,950	—	—
Commercial Management Corporation (4)	—	30,598	30,598	*	30,598	—	—

Total	306,808	2,188,340	2,495,148	7.2%	2,495,148	—	—

*	Less than one percent of the outstanding shares of common stock.
(1)	Assumes that we exchange the common units of the selling stockholders for shares of common stock. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to common stock or common units occur other than the exchange.
(2)	Assumes the selling stockholders sell all of their shares of common stock offered pursuant to this prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder.
(3)	Kilroy Airport Imperial Co. (“KAICO”) is owned by John B. Kilroy, Sr., the Chairman of our board of directors and John B. Kilroy, Jr., our President and Chief Executive Officer. Messrs. Kilroy disclaim direct beneficial ownership of any shares held by KAICO except to the extent of their respective interests in KAICO.
(4)	Commercial Management Corp. is controlled by Mr. Rex Allen.

PLAN OF DISTRIBUTION

This prospectus relates to:

•

the issuance by us of up to 2,188,340 shares of common stock if, and to the extent that, the selling stockholders tender their common units for redemption and we elect, in our sole and absolute discretion, to exchange the common units for common stock in lieu of a cash redemption;

•	the offer and sale, from time to time, by the selling stockholders of some or all of those 2,188,340 shares of common stock issued pursuant to this prospectus in exchange for common units; and

•	the possible resale, from time to time, of up to 306,808 shares of common stock currently held by certain selling stockholders.

We are registering the shares of common stock to provide the holder with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holder.

We will not receive any proceeds from the issuance of the shares of common stock to the selling stockholders or from the sale of the shares by the selling stockholders, but we have agreed to pay the following expenses of the registration of the shares:

•	all registration and filing fees;

•	fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications; and

•	the fees and expenses incurred in connection with listing our common stock on each securities exchange on which our similar securities issued are then listed.

We have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of our common stock. We also have no obligation to pay any out-of-pocket expenses of the selling stockholders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the common stock.

The selling stockholders may from time to time sell the shares directly to purchasers. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of the shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the common stock by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the shares of common stock covered by this prospectus:

•	the selling stockholders may enter into hedging transactions with broker-dealers,

•	the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders,

•	the selling stockholders may sell the common stock short and deliver the common stock to close out these short positions,

•

the selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares, and

•	the selling stockholders also may loan or pledge the shares to a broker-dealer, and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Persons participating in the distribution of the shares of our common stock offered by this prospectus may engage in transactions that stabilize the price of our common stock. The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of common stock in the market and to the activities of the selling stockholders.

LEGAL MATTERS

Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law. Latham & Watkins LLP has issued an opinion to us regarding certain tax matters.

EXPERTS

The financial statements and the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can inspect reports and other information we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, we maintain a website that contains information about us at http://www.kilroyrealty.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, this registration statement, under the Securities Act of 1933, as amended, with respect to the securities registered hereby. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the securities registered hereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined at the SEC’s public reference room. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. This registration statement is also available to you on the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

•	our Current Reports on Form 8-K dated January 2, January 3, January 31, May 19, and September 19, 2008; and

•

the description of our capital stock contained in our Registration Statement on Form 8-A/A filed with the SEC on June 10, 2005 (file number 001-12675), including any amendment or reports filed for the purpose of updating this description.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus through the completion of the offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064, Attention: Secretary (telephone (310) 481-8400).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

The following table itemizes the expenses incurred by the registrant in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$573.58
Printing and Engraving Expenses	$50,000.00
Legal Fees and Expenses (other than Blue Sky)	$75,000.00
Accounting Fees and Expenses	$12,000.00
Blue Sky Fees and Expenses	$15,000.00
Miscellaneous	$9,426.42

Total	$162,000.00

We will pay all of the costs identified above.

Item 15. Indemnification of directors and officers.

Section 2-418 of the Maryland General Corporation Law permits a corporation to indemnify its directors and officers and other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and

•	was committed in bad faith;

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director’s or officer’s official capacity, in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, Section 2-418 of the Maryland General Corporation Law provides that, unless prohibited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our charter contains no such limitation.

Our charter and bylaws provide in effect that we will indemnify our directors and officers to the fullest extent permitted by applicable law. We have purchased directors’ and officers’ liability insurance for the benefit of our directors and officers.

We have entered into indemnification agreements with certain of our executive officers and directors. The indemnification agreements require, among other matters, that we indemnify our executive officers and directors to the fullest extent permitted by law and reimburse them for all related expenses as incurred, subject to return if it is subsequently determined that indemnification is not permitted.

As permitted by the Maryland General Corporation Law, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders is not limited if:

•	it is proved that the director or officer actually received an improper personal benefit in money, property or services; or

•

a judgment or other final adjudication is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

This provision does not limit our ability or our stockholders’ ability to obtain other relief, such as an injunction or rescission.

Item 16. Exhibits.

Exhibit
4.1	Articles of Amendment and Restatement of the Registrant (1)
4.2	Amended and Restated Bylaws of the Registrant (1)
4.3	Amendment No. 1 to Amended and Restated Bylaws of the Registrant (13)
4.4	Form of Certificate for Common Stock of the Registrant (1)
4.5	Articles Supplementary of the Registrant designating its 7.45% Series A Cumulative Redeemable Preferred Stock (2)
4.6	Articles Supplementary of the Registrant designating its Series B Junior Participating Preferred Stock (3)
4.7	Articles Supplementary of the Registrant designating 780,000 shares of its 9.250% Series D Cumulative Redeemable Preferred Stock (4)
4.8	Articles Supplementary of the Registrant designating an additional 120,000 shares of its 9.250% Series D Cumulative Redeemable Preferred Stock (5)
4.9	Articles Supplementary of the Registrant designating its 7.80% Series E Cumulative Redeemable Preferred Stock (6)
4.10	Articles Supplementary of the Registrant designating its 7.50% Series F Cumulative Redeemable Preferred Stock (7)
4.11	Registration Rights Agreement dated January 31, 1997 (1)
4.12	Registration Rights Agreement dated February 6, 1998 (8)
4.13	Registration Rights Agreement dated as of October 31, 1997 (9)
4.14	Rights Agreement dated as of October 2, 1998 between Kilroy Realty Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Articles Supplementary of the Series B Junior Participating Preferred Stock of Kilroy Realty Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (10)
4.15	Registration Rights Agreement dated as of October 6, 2000 (11)
4.16	Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers Inc. (12)

Exhibit
5.1*	Opinion of Ballard Spahr Andrews & Ingersoll, LLP
8.1*	Opinion of Latham & Watkins LLP as to tax matters
23.1*	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
23.2*	Consent of Deloitte & Touche LLP
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page of this Registration Statement)

*	Filed herewith
(1)	Previously filed as an exhibit to the Registration Statement on Amendment No. 3 to Form S-11 (No. 333-15553).
(2)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2003.
(3)	Previously filed as an exhibit to the Registration Statement on Amendment No. 1 to Form S-3 (No. 333-72229).
(4)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 1999.
(5)	Previously filed as an exhibit to the Registration Statement on Form S-3 (No. 333-34638).
(6)	Previously filed an exhibit on Form 8-A filed with the Securities and Exchange Commission on October 24, 2003.
(7)	Previously filed as an exhibit on Form 8-A filed with the Securities and Exchange Commission on December 6, 2004.
(8)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 1998.
(9)	Previously filed as an exhibit to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 19, 1997.
(10)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 1998.
(11)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2000.
(12)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2007.
(13)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2007.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 19th day of September, 2008.

KILROY REALTY CORPORATION

By:	/s/ HEIDI R. ROTH
Heidi R. Roth Senior Vice President and Controller

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John B. Kilroy, Jr., Jeffrey C. Hawken, Richard E. Moran Jr., Tyler H. Rose, Heidi R. Roth, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ JOHN B. KILROY, SR. John B. Kilroy, Sr.	Chairman of the Board	September 19, 2008

/s/ JOHN B. KILROY, JR. John B. Kilroy, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2008

/s/ EDWARD F. BRENNAN, PH.D. Edward F. Brennan, Ph.D.	Director	September 19, 2008

/s/ WILLIAM P. DICKEY William P. Dickey	Director	September 19, 2008

/s/ SCOTT S. INGRAHAM Scott S. Ingraham	Director	September 19, 2008

/s/ DALE F. KINSELLA Dale F. Kinsella	Director	September 19, 2008

/s/ RICHARD E. MORAN JR. Richard E. Moran Jr.	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	September 19, 2008

/s/ HEIDI R. ROTH Heidi R. Roth	Senior Vice President and Controller (Principal Accounting Officer)	September 19, 2008

EXHIBIT INDEX

Exhibit
4.1	Articles of Amendment and Restatement of the Registrant (1)
4.2	Amended and Restated Bylaws of the Registrant (1)
4.3	Amendment No. 1 to Amended and Restated Bylaws of the Registrant (13)
4.4	Form of Certificate for Common Stock of the Registrant (1)
4.5	Articles Supplementary of the Registrant designating its 7.45% Series A Cumulative Redeemable Preferred Stock (2)
4.6	Articles Supplementary of the Registrant designating its Series B Junior Participating Preferred Stock (3)
4.7	Articles Supplementary of the Registrant designating 780,000 shares of its 9.250% Series D Cumulative Redeemable Preferred Stock (4)
4.8	Articles Supplementary of the Registrant designating an additional 120,000 shares of its 9.250% Series D Cumulative Redeemable Preferred Stock (5)
4.9	Articles Supplementary of the Registrant designating its 7.80% Series E Cumulative Redeemable Preferred Stock (6)
4.10	Articles Supplementary of the Registrant designating its 7.50% Series F Cumulative Redeemable Preferred Stock (7)
4.11	Registration Rights Agreement dated January 31, 1997 (1)
4.12	Registration Rights Agreement dated February 6, 1998 (8)
4.13	Registration Rights Agreement dated as of October 31, 1997 (9)
4.14	Rights Agreement dated as of October 2, 1998 between Kilroy Realty Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Articles Supplementary of the Series B Junior Participating Preferred Stock of Kilroy Realty Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (10)
4.15	Registration Rights Agreement dated as of October 6, 2000 (11)
4.16	Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers Inc. (12)
5.1*	Opinion of Ballard Spahr Andrews & Ingersoll, LLP
8.1*	Opinion of Latham & Watkins LLP as to tax matters
23.1*	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
23.2*	Consent of Deloitte & Touche LLP
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page of this Registration Statement)

*	Filed herewith
(1)	Previously filed as an exhibit to the Registration Statement on Amendment No. 3 to Form S-11 (No. 333-15553).
(2)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2003.
(3)	Previously filed as an exhibit to the Registration Statement on Amendment No. 1 to Form S-3 (No. 333-72229).
(4)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 1999.
(5)	Previously filed as an exhibit to the Registration Statement on Form S-3 (No. 333-34638).
(6)	Previously filed an exhibit on Form 8-A filed with the Securities and Exchange Commission on October 24, 2003.
(7)	Previously filed as an exhibit on Form 8-A filed with the Securities and Exchange Commission on December 6, 2004.
(8)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 1998.
(9)	Previously filed as an exhibit to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 19, 1997.

(10)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 1998.
(11)	Previously filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2000.
(12)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2007.
(13)	Previously filed as an exhibit to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2007.